EXHIBIT 99.1

EARLY WARING REPORT

EARLY WARNING REPORT
NATIONAL INSTRUMENT 62-103

1.           Name and Address of offeror.

Rockhaven Resources Ltd. (the “Offeror”)
Suite 1016 – 510 West Hastings Street
Vancouver, B.C.
V6B 1L8

2.
Designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

On June 14, 2011,  the Offeror, a reporting issuer in British Columbia, Alberta and Ontario the shares of which are listed for trading on the TSX Venture Exchange, acquired 16,671,332 common shares of Mill City Gold Corp. (“Mill City”) as partial consideration for the granting by the Offeror to Mill City of an option entitling Mill City to acquire a 100% interest in the Offeror’s Mount Hinton property, located in the Keno Hill mining camp in central Yukon, subject to a 2% net smelter return royalty in favour of the Offeror in respect of any commercial production of base and precious metals from the property.

3.
Designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the reporting obligation.

After giving effect to the transaction described in paragraph 2, the Offeror owns 16,671,332 common shares of Mill City, representing approximately 19.9% of the 83,775,539 shares of Mill City issued and outstanding subsequent to its issuance of the shares to the Offeror described in paragraph 2 above.

4.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(a)           the offeror, either alone or together with any joint actors, has ownership and control; and

See paragraph 3 above.

(b)	the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and

Not applicable.

(c)	the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

5.	The name of the market in which the transaction or occurrence that gave rise to the reporting obligation took place.

The issuance of the 16,671,332 shares of Mill City to the Offeror described in paragraph 2 above was made pursuant to a property option agreement which has been accepted by the TSX Venture Exchange.

6.
Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the reporting obligation, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

2

The securities of Mill City held by the Offeror as described herein will be held by the Offeror for investment purposes.  The Offeror may increase or decrease its ownership of securities of Mill City  in the future, depending upon market conditions.

7.
General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the reporting obligation, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities.

Not applicable.

8.           Names of any joint actors in connection with the disclosure required herein.

Not applicable.

9.
In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.

The Offeror acquired 16,671,332 common shares of Mill City pursuant to a property option agreement dated April 7, 2011, as amended by amending agreement dated May 16, 2011.  As a result, the Offeror holds 16,671,332 common shares of Mill City, representing approximately 19.9% of the 83,775,539 common shares of Mill City currently issued and outstanding.

10.
If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of the National Instrument 62-103 in respect of the reporting issuer’s securities.

Not applicable.

DATED this 23rd day of June, 2011                                            "Glenn R. Yeadon"
Glenn R. Yeadon
Secretary and Director of the Offeror

Address of the Offeror:

Rockhaven Resources Ltd.
Suite 1016 – 510 West Hastings Street
Vancouver, B.C.
V6B 1L8